Exhibit 99.3

São Paulo, July 11th, 2024	Grant Thornton Auditores Independentes Ltda. Av. Eng. Luiz Carlos Berrini, 105 - 12[o] andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100 www.grantthornton.com.br

To:

Ontario Securities Commission

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities Nunavut Office of the Yukon Superintendent of Securities

Dear Sir/Madam

Re: Notice of Change of Auditors of Sigma Lithium Corporation

We have read the Notice of Sigma Lithium Corporation dated July 10, 2024 (the “Notice") and are in agreement with the statements contained in such Notice.

Yours very truly,

“Grant Thornton Auditores Independentes Ltda.”

Grant Thornton Auditores Independentes Ltda.

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